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                                                                    EXHIBIT 99.1

                             FEDERAL INSURANCE COMPANY

                             Endorsement No.:      5  Revised

                             Bond Number: 70428655

NAME OF ASSURED:     A T FUNDS INVESTMENT TRUST

________________________________________________________________________________

AUTOMATIC COVERAGE FOR NEW FUNDS

It is agreed that this Bond is amended as follows:

1. General Agreements, Section C. Additional Offices of
Employees-Consolidation,Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is Amended by adding the following:

If an ASSURED creates; other than by acquisition, a new registered management investment company for which an increase in the bonding Limit of Liability for the coverage provided hereunder is required by Rule 17g-1 of the Investment Company Act of 1940, that registered management investment company will be automatically insured hereunder, to the extent that the required total combined Limit of Liability shall be increased to the minimum required limit of liability for all ASSUREDS (including the newly created registered management investment company) covered hereunder, as required by Rule 17g-1 of the Investment Company Act of 1940, provided that the Limit of Liability does not then exceed the $300,000 If the Limit of Liability required for all ASSUERDS covered hereunder including the newly created registered management investment company will exceed $300,000, no coverage will be provided for the newly created registered management investment company without the advance written consent of the COMPANY.

If an increase in bonding limits is required according to Rule 17g-1 of the Investment Company Act of 1940 due to an increase in managed asset size, whether by growth of registered management investment companies insured under this Bond or by the addition of new registered management investment companies, the minimum required increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined Limit of Liability for all ASSUREDS under this Bond, as required by with Rule 17g-1 of the Investment Company Act of 1940, does not exceed $300,000 after including the increase in limits needed due to the increase in managed assets. If the increased limit needed as a result of the increase in managed assets will exceed $300,000 then the increase in limits will not occur unless advance written consent of the COMPANY is obtained.

Within 15 days of the end of each Annual Period, the ASSURED shall advise the COMPANY, in writing, of the name of each registered management investment Company to be insured hereunder and the required Limit of Liability for all ASSUREDS under this Bond as of the conclusion of that Annual Period. Furthermore, the ASSURED shall provide any other information as required by the COMPANY and pay to the COMPANY any additional premium required for any Newly created registered management investment companies or any increase in Limits that will carry into the current Annual Period.

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2. Conditions and Limitations, Section 1. Definitions is amended to include the
Following:

u. Annual Period means the period from 05/01/05-05/01/06

This Endorsement applies to loss discovered after 12:01 a.m. on May 1, 2005.

This Endorsement applies to loss discovered after 12:01 a.m. on May 1, 2005.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: August 21, 2006

By

/s/ Robert Hamburger

Authorized
Representative